KAT EXPLORATION, INC.

2313 Hollyhill Lane

Denton, TX 76205

February 9, 2022

Eric McPhee

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Kat Exploration, Inc.
Form 10-12(g) Amendment 2
File No. 000-5652
Filed November 15, 2021

Dear Mr. McPhee,

Set forth below is the response for KAT Exploration, Inc., a Nevada corporation (“KAT” “we,” “us,” “our” or the “Company”), to the comments received from you, the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “SEC”) by emailed letter, dated January 19, 2022, with respect to our Form 10-12(g) Amendment 2  iled on January 4, 2022.

Amended Form 10 filed January 4, 2022

General

1. We note your response to comment 4. It is difficult to identify the various types of exhibits filed as "Corporate Documents." Please revise to separate out the different exhibits by file number under Item 601(b) of Regulation S-K, for example the amended and restated articles of incorporation, the bylaws and the various certificates of designation and corporate amendments

Response:

The Exhibits have been updated to identify each document.

If you have any questions or comments concerning this response, please contact Caren Currier, at carenlarsen@hotmail.com.

Sincerely,

KAT Exploration, Inc.

By:	/s/ Caren Currier
Caren Currier
Chief Executive Officer